[ATS Letterhead]

December 27, 2007

Via Facsimile, U.S. Mail and EDGAR Correspondence

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          ATS Corporation

                Form 10-K for the fiscal year ended December 31, 2006

                Form 10-Q for the quarter ended September 30, 2007

                File No. 000-51552

Dear Messrs. Woody and Rakip:

                We are in receipt of your letter dated December 11, 2007 setting forth comments on the above-referenced filings, and are preparing our responses.  We anticipate providing our response letter no later than January 18, 2008.

                We appreciate the staff’s attention to our filings and the opportunity to provide responses to your comments.  If you need to contact me prior to our response letter filing, please call me at (703) 748-8687.

Very Truly Yours,

/s/ Pamela A. Little
Pamela A. Little
Chief Financial Officer
ATS Corporation